 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)1

Stronghold Digital Mining, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

86337R202
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86337R202

1	NAME OF REPORTING PERSON

	MG Capital Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		14,400
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		14,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Less than 1%
12	TYPE OF REPORTING PERSON

	PN

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CUSIP No. 86337R202

1	NAME OF REPORTING PERSON

Continental General Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		948,224*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

948,224*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

948,224*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%*
12	TYPE OF REPORTING PERSON

CO

* Inclusive of 792,000 shares of Common Stock (as defined below) issuable upon the conversion of certain shares of Series C preferred stock (the “Series C Preferred Shares”) held by the Reporting Persons. As further described in Item 4 below, the remaining Series C Preferred Shares are subject to the Beneficial Ownership Limitation (as defined in Item 4) and are not currently exercisable.

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CUSIP No. 86337R202

1	NAME OF REPORTING PERSON

Continental Insurance Group, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		948,224*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

948,224*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

948,224*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%*
12	TYPE OF REPORTING PERSON

CO

* Inclusive of 792,000 shares of Common Stock issuable upon the conversion of certain Series C Preferred Shares held by the Reporting Persons. As further described in Item 4 below, the remaining Series C Preferred Shares are subject to the Beneficial Ownership Limitation (as defined in Item 4) and are not currently exercisable.

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CUSIP No. 86337R202

1	NAME OF REPORTING PERSON

Continental General Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		948,224*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

948,224*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

948,224*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%*
12	TYPE OF REPORTING PERSON

OO

* Inclusive of 792,000 shares of Common Stock issuable upon the conversion of certain Series C Preferred Shares held by the Reporting Persons. As further described in Item 4 below, the remaining Series C Preferred Shares are subject to the Beneficial Ownership Limitation (as defined in Item 4) and are not currently exercisable.

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CUSIP No. 86337R202

1	NAME OF REPORTING PERSON

Michael Gorzynski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		962,624*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

962,624*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

962,624*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%
12	TYPE OF REPORTING PERSON

IN

* Inclusive of 792,000 shares of Common Stock issuable upon the conversion of certain Series C Preferred Shares held by the Reporting Persons. As further described in Item 4 below, the remaining Series C Preferred Shares are subject to the Beneficial Ownership Limitation (as defined in Item 4) and are not currently exercisable.

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CUSIP No. 86337R202

Item 1(a).	Name of Issuer:

Stronghold Digital Mining, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

595 Madison Avenue, 28th Floor
New York, New York 10022

Item 2(a).	Name of Person Filing

The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:

•	MG Capital Management, Ltd. (“MG Capital Management”),
•	Continental General Insurance Company (“CGIC”),
•	Continental Insurance Group, Ltd. (“CIG”),
•	Continental General Holdings LLC (“CGH”), and
•	Michael Gorzynski (“Mr. Gorzynski”).
Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of the principal office for Mr. Gorzynski is 595 Madison Avenue, 30th Floor, New York, NY 10022. The principal business address of MG Capital Management is c/o Campbells LLP, Floor 4, Willow House, Cricket Square, Grand Cayman, KY1-9010, Cayman Islands. The principal business address for each of CGIC, CIG and CGH is 11001 Lakeline Blvd., Ste. 120, Austin, TX 78717.

Item 2(c).	Citizenship

CGH is a Michigan limited liability company. CIG is each a Delaware corporation. MG Capital Management is a Cayman Islands company limited by shares. CGIC is a Texas domiciled life and health insurance company. Mr. Gorzynski is a citizen of the United States and Poland.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (the “Common Stock”).

Item 2(e).	CUSIP Number:

86337R202

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CUSIP No. 86337R202

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	A non-U.S. institution, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

On May 15, 2023, the Issuer effected a reverse stock split at a ratio of 1-for-10 of its issued and outstanding shares of Common Stock (the “Reverse Stock Split”) as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on May 19, 2023. The share amounts and ownership percentages in this Schedule 13G give effect to the Reverse Stock Split.

(a)	Amount beneficially owned:

As of December 31, 2023:

(i)	MG Capital Management directly beneficially owned 14,400 shares of Common Stock.
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CUSIP No. 86337R202

(ii)	CGIC directly beneficially owned 948,224 shares of Common Stock, inclusive of 792,000 shares of Common Stock issuable upon the conversion of certain Series C Preferred Shares directly held by CGIC. The Series C Preferred Shares may not be converted into shares of Common Stock if, after such conversion, CGIC and certain of its affiliates would beneficially own, more than 9.99% of the Issuer’s then outstanding shares of Common Stock (the “Beneficial Ownership Limitation”). The remaining Series C Preferred Shares held by CGIC are not currently exercisable.
(iii)	As the sole owner of CGIC, CIG may be deemed the beneficial owner of the 948,224 shares of Common Stock beneficially owned by CGIC.
(iv)	As the sole owner of CIG, CGH may be deemed the beneficial owner of the 948,224 shares of Common Stock beneficially owned by CGIC.
(v)	As the sole Director of MG Capital Management and as Manager of CGH, Mr. Gorzynski may be deemed to beneficially own 962,624 shares of Common Stock, consisting of (i) the 14,400 shares of Common Stock directly beneficially owned by MG Capital Management and (ii) the 948,224 shares of Common Stock beneficially owned by CGH.
(b)	Percent of class:

The following percentages are based on 8,841,114 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of December 1, 2023, as reported in the Issuer’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 5, 2023, plus the 792,000 shares issuable upon the conversion of certain of the Series C Preferred Shares.

As of December 31, 2023:

(i)	MG Capital Management may be deemed to beneficially own less than 1% of the outstanding shares of Common Stock;
(ii)	CGIC may be deemed to own approximately 9.8% of the outstanding shares of Common Stock;
(iii)	CIG may be deemed to beneficially own approximately 9.8% of the outstanding shares of Common Stock;
(iv)	CGH may be deemed to beneficially own approximately 9.8% of the outstanding shares of Common Stock; and
(v)	Mr. Gorzynski may be deemed to beneficially own approximately 9.99% of the outstanding shares of Common Stock.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

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CUSIP No. 86337R202

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Report Persons have ceased to be the beneficial owners of more than 5 percent of the class of securities, check the following box [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1 to the Schedule 13G filed with the Securities and Exchange Commission on January 5, 2023.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 86337R202

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

MG Capital Management Ltd.

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Sole Director

Continental General Insurance Company

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Executive Chairman

Continental Insurance Group, Ltd.

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Chairman & President

Continental General Holdings LLC

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Manager

/s/ Michael Gorzynski
Michael Gorzynski

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